CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395

April 5, 2007



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda of Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

dw 4/19

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 髙橋伸方

Name: Nobumasa Takahashi
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

None.

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Semi-annual Securities Report and Amendment to the Shelf Registration Statement, which were filed with the Director of the Kanto Local Finance Bureau (the "KLFB")

   a. Semi-annual Securities Report, dated December 15, 2006, for the six months ended September 30, 2006 (a brief description of the said Report is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated December 15, 2006, adding the Semi-annual Securities Report set forth in paragraph a. above to the list of documents incorporated by reference in the Shelf Registration Statement filed as of October 17, 2005

2. Confirmation of the Adequacy of the Semi-annual Securities Report

   a. Confirmation of the Adequacy of the Semi-annual Securities Report, dated December 15, 2006, filed with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (a brief description of the said document is set forth in Exhibit B)

3. Supplemental Document to the Shelf Registration Statement, filed with the Director of the Tokai Local Finance Bureau, with respect to the Company's Bonds to be Offered for Subscription

   a. Supplemental Document to the Shelf Registration Statement, dated January 12, 2007 in connection with the issuance of the 28th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

4. Brief announcement of financial results and the reference materials attached thereto

   a. Brief announcement of interim consolidated financial statements, dated January 30, 2007, for the quarter ended December 31, 2006 (titled "Third Quarter Financial Review and Performance"), together with the attached materials which contain an outline of the financial results of the said quarter (an extracted English translation is attached as Attachment 1)

5. Press releases which may be material to an investment decision

   a. Press release titled "Notice of Making Shizuoka Terminal Hotel *Kabushiki Kaisha* and Nagoya Terminal Hotel *Kabushiki Kaisha* Wholly-owned Subsidiaries by Way of the Stock-for-Stock Exchange" dated December 25, 2006 (a brief description of the said document is set forth in Exhibit B)

   b. Press release titled "Notice of the Absorption-type Corporate Split within the JR Tokai Group" dated December 25, 2006 (a brief description of the said document is set forth in Exhibit B)

   c. Press release titled "Issuance of Domestic Straight Bonds" dated January 12, 2007 (an English translation is attached as Attachment 2)

6. Semi-annual report (including summary semi-annual financial statements)

   a. Semi-annual report for the six months ended September 30, 2006 (the first half of the 20th fiscal year) (a brief description of the said document is set forth in Exhibit B)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Semi-annual Securities Report, dated December 15, 2006, for the six months ended September 30, 2006

Under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), the Company, which has its common stock listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, the "Exchanges"), is required to file with the Director of the KLFB, a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, *i.e.*, September 30. A Semi-annual Securities Report filed by the Company is to be made public at the KLFB, the Exchanges and the head office, as well as major branch offices of the Company pursuant to the Securities and Exchange Law.

The information contained in the above-referenced Semi-annual Securities Report for the six months ended September 30, 2006, includes, *inter alia*, an outline of the Company, the Company's business condition, capital investments, major shareholders, issues to be handled, development of its stock price and management for the six months ended September 30, 2006. The audited interim financial statements (both consolidated and non-consolidated) for the six months ended September 30, 2006 are also included in the said Report.

The information contained in the above-referenced Semi-annual Securities Report, which is material to investment decisions, is also contained, to a large extent, in the brief announcement of interim consolidated financial statements and the summary of the interim non-consolidated financial statements for the six months ended September 30, 2006, which were dated October 27, 2006, respectively. The extracted English translations thereof have been submitted pursuant to Rule 12g3-2(b)(1)(iii) with a letter dated December 27, 2006.

2. Confirmation of the Adequacy of the Semi-annual Securities Report, dated December 15, 2006, filed with the Exchanges

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange and the similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file with each such Exchange, a Confirmation of the Adequacy of the Semi-annual Securities Report, and such should be done, without delay, after the Company files its Semi-annual Securities Report with the Director of the KLFB. A Confirmation of the

Adequacy of the Semi-annual Securities Report filed by the Company is made public by the said Exchanges under their respective applicable rules and regulations.

3. Supplemental Document to the Shelf Registration Statement, dated January 12, 2007 in connection with the issuance of the 28th Series Unsecured Bonds

Subject to the filing of the Shelf Registration Statement filed as of October 17, 2005 (referred to in B.1.b. of Exhibit A), when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen (JPY 100,000,000) or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement under the Securities and Exchange Law.

The above-referenced Supplemental Document contains certain specified terms and conditions of the 28th Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 28th Series Unsecured Bonds, and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the press release dated January 12, 2007 (Attachment 2).

4. Press release titled "Notice of Making Shizuoka Terminal Hotel *Kabushiki Kaisha* and Nagoya Terminal Hotel *Kabushiki Kaisha* Wholly-owned Subsidiaries by Way of the Stock-for-Stock Exchange" dated December 25, 2006

As the Company determined, at the meeting of its Board of Directors held on December 25, 2006, to make Shizuoka Terminal Hotel *Kabushiki Kaisha* ("Shizuoka Terminal") and Nagoya Terminal Hotel *Kabushiki Kaisha* ("Nagoya Terminal") its wholly-owned subsidiaries by way of the stock-for-stock exchange, effective on March 1, 2007, the Company has disclosed the details thereof by the above-referenced press release.

The purpose of the above transaction is to aim for the realization of the further flexible management system and the reinforcement of the hotel business infrastructure of the Company's group. The schedule for the stock-for-stock exchange is substantially: (i) the execution of the stock-for-stock exchange agreement on December 26, 2006; (ii) the extraordinary general meetings of shareholders of Shizuoka Terminal and Nagoya

Terminal, respectively, to obtain their approvals on January 15, 2007 (as the Company has adopted the simplified procedures for this stock-for-stock exchange pursuant to Article 796, Paragraph 3 of the Company Law of Japan (the "Company Law") (so-called "simplified stock exchange (*kan-i kabushiki kokan*)"), the Company is not required to obtain the approval of its own shareholders), and (iii) the effective date of the stock-for-stock exchange on March 1, 2007. The exchange ratio shall be: 0.007874 shares of the common stock of the Company to one (1) share of the common stock of Shizuoka Terminal, and 0.0004133 shares of the common stock of the Company to one (1) share of the common stock of Nagoya Terminal; provided, however, no share of the common stock of the Company shall be allocated to 169,361 shares of the common stock of Shizuoka Terminal and 2,785,000 shares of the common stock of Nagoya Terminal held by the Company. No cash or other assets will be paid for this stock-for-stock exchange along with the allocation of the common stock of the Company.

The Company expects that the above transaction will fall into the transactions with minority shareholders by the accounting standard for business combination and have a minor effect only on the consolidated statement of loss of the Company. The above transaction will have a minor effect on the business results of the Company.

5. Press release titled "Notice of the Absorption-type Corporate Split within the JR Tokai Group" dated December 25, 2006

As the Company determined, at the meeting of its Board of Directors held on December 25, 2006, to succeed the asset holding business of Shizuoka Terminal by way of the absorption-type corporate split, effective on April 1, 2007, the Company has disclosed the details thereof by the above-referenced press release.

The purpose of the above transaction is to cause Shizuoka Terminal to engage exclusively in hotel operation and to reinforce the hotel business infrastructure of the Company's group. The schedule for the corporate split is substantially: (i) the execution of the corporate split agreement on December 26, 2006; (ii) the extraordinary general meeting of shareholders of Shizuoka Terminal to obtain its approval on January 15, 2007 (as the Company has adopted the simplified procedures for this corporate split pursuant to Article 796, Paragraph 3 of the Company Law (so-called "simplified absorption-type corporate split (*kan-i kyushu bunkatsu*)"), the Company is not required to obtain the approval of its own shareholders), and (iii) the effective date of the corporate split on April 1, 2007, whereby the asset holding business will be separated and transferred to the Company from Shizuoka Terminal. Allocation of shares will be omitted, because prior to the effective date of the corporate split, Shizuoka Terminal will have become the wholly-owned subsidiary of the Company. No change will be accrued to the shareholders' equity of the Company as a result of this absorption-type corporate split.

As for the outlook for fulfillment of obligations, it is confirmed that there are no obstacles to the fulfillment by either the Company or Shizuoka Terminal, taking into consideration the amounts of their respective assets, liabilities and net assets before and after this

corporate split. As a result of the above transaction, the Company will succeed the assets of 2,991 million yen and the liabilities of 541 million yen (both at book values as of September 30, 2006). The above transaction will have a minor effect on the total assets and business results of the Company.

6. Semi-annual report for the six month period that ended September 30, 2006 (the first half of the 20th fiscal year)

A semi-annual report is not required to be prepared, made public nor distributed to shareholders under Japanese law. The Company may, however, voluntarily prepare and distribute the same to its shareholders, analysts and investors.

Set forth in the above-referenced semi-annual report is a message from the management and various topics, such as (i) the current status and the replacement of facilities and the extension of the Yamanashi Maglev Test Line; (ii) the timetable revision of the Tokaido-Sanyo Shinkansen in March 2006 and the advance notice of operation of the "Series N700," the rolling stock of Shinkansen; (iii) the evolution of the "Express Reservation" system; (iv) the timetable revision in October 2006, introduction of "Series 313," new rolling stock, in 2007, and commencement of the new IC service "TOICA" in November 2006, for the conventional lines; and (v) the development of the real estate business and renewal of shops in JR Nagoya's Takashimaya department store. Information contained in this report which is material to investment decisions, such as financial highlights, is also contained in the brief announcements of interim financial statements (both consolidated and non-consolidated) for the six months ended September 30, 2006 (an extracted English translation thereof has been submitted pursuant to Rule 12g3-2(b)(1)(iii), along with the letter dated December 27, 2006) and the supplementary materials for interim financial results (both consolidated and non-consolidated) for the six months ended September 30, 2006 (a brief description of which has been set forth in Exhibit B to the said letter).

[TRANSLATION]

Third Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2007
(From April 1, 2006 to December 31, 2006)

January 30, 2007

Name of Listed Company: Central Japan Railway Company ("JR Central" or the "Company")
(Code No.: 9022; 1st of the Tokyo, Osaka and Nagoya Stock/Securities Exchanges)
(URL http://www.jr-central.co.jp)
Representative:
Title: President and Representative Director
Name: Masayuki Matsumoto
Contact Person:
Title: Director and General Manager of the Public Relations Department
Name: Katsumi Miyazawa
Telephone No: (052) 564-2549

1. Matters relating to the preparation of the quarterly financial information

(1) Whether the simplified method is adopted for the accounting procedure or not: Not adopted
(2) Change in the accounting method from the most recent consolidated fiscal year: None
(3) Change in the scope of the consolidation and equity method: None

2. Third Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2007 (From April 1, 2006 to December 31, 2006)

(1) Progress of the Consolidated Operating Results

Note: Amounts less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income		Net income of the quarter	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
12/2006	1,118,423	0.6	343,319	0.4	208,458	10.9	122,811	11.5
12/2005	1,111,516	5.0	341,958	16.8	188,003	46.8	110,134	23.3
Reference: 03/2006	1,467,650		403,754		213,462		122,437	

	Net income of the quarter per share	Net income of the quarter per share after adjustment for potential shares
	Yen	Yen
12/2006	62,087.92	-
12/2005	49,211.61	-
Reference: 03/2006	54,560.69	-

(Note) Percentages in the above items of operating revenues, operating income, ordinary income and net income of the quarter show the increase or decrease from the same quarter of the previous fiscal year.

(2) Variation in the Consolidated Financial Status

	Total assets	Net assets	Ratio of shareholders' equity	Net assets per share
	Millions of yen	Millions of yen	%	Yen
12/2006	5,230,699	787,170	14.8	392,159.57
12/2005	5,373,040	958,935	17.8	428,482.15
Reference: 03/2006	5,309,848	973,669	18.3	434,917.59

<Consolidated Cash Flow Status>

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents, end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
12/2006	318,336	(132,763)	(211,788)	147,332
12/2005	368,896	(81,081)	(138,491)	227,810
Reference: 03/2006	477,901	(119,641)	(264,023)	172,723

[Reference]

Forecasts for the consolidated fiscal year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating revenues	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Annual	1,473,000	213,000	124,000

(Reference) The forecasted net income per share (annual): 62,968.52 yen.

(Note) The actual results of operations may differ from the estimated results of operations depending on future economic conditions and certain other factors. The above forecasts for the consolidated fiscal year ending March 31, 2007 were obtained after reflecting, into the figures announced at the semi-annual profit announcement, the results of transportation revenue of the Company for three months following the said announcement.

[Annexed Materials]

Translation omitted.

(III) Summary of the Quarterly Consolidated Financial Statements

I Summary of the Quarterly Consolidated Balance Sheets

(Millions of yen)

Classifications	Previous consolidated fiscal year (March 31, 2006)	At the end of the current quarter (December 31, 2006)	Increase/ (Decrease)	(Reference) At the end of the previous quarter (December 31, 2005)
	Amount	Amount	Amount	Amount
(ASSETS)				
I Current Assets				
1. Cash and deposits	70,430	136,079	65,649	222,961
2. Trade notes and accounts receivables	22,947	24,344	1,396	21,617
3. Railway usage charges, uncollected	16,081	33,547	17,466	27,187
4. Other current assets	167,338	77,259	(90,079)	64,666
Total Current Assets	276,798	271,231	(5,566)	336,432
II Fixed Assets				
1. Property and equipment	4,765,973	4,675,764	(90,209)	4,777,276
2. Intangible fixed assets	14,308	12,181	(2,126)	14,776
3. Investment and other assets	252,768	271,522	18,753	244,554
Total Fixed Assets	5,033,050	4,959,468	(73,581)	5,036,607
TOTAL ASSETS	5,309,848	5,230,699	(79,148)	5,373,040
(LIABILITIES)				
I Current Liabilities				
1. Trade notes and accounts payables	49,790	38,785	(11,005)	35,721
2. Current portion of long-term debt	116,892	116,367	(525)	97,267
3. Current portion of long-term payables for purchase of railway facilities	186,336	186,082	(253)	198,989
4. Other current liabilities	313,967	295,291	(18,676)	283,555
Total Current Liabilities	666,988	636,526	(30,461)	615,533
II Long-term Liabilities				
1. Bonds	415,000	544,963	129,963	395,000
2. Long-term debt	557,484	686,084	128,600	585,841
3. Long-term payables for purchase of railway facilities	2,269,879	2,146,284	(123,594)	2,397,493
4. Other long-term liabilities	411,703	429,670	17,967	405,450
Total Long-term Liabilities	3,654,066	3,807,003	152,936	3,783,784
TOTAL LIABILITIES	4,321,054	4,443,529	122,475	4,399,318

(Note) Amounts less than one million yen is disregarded.

(Millions of yen)

Classifications	Previous consolidated fiscal year (March 31, 2006)	At the end of the current quarter (December 31, 2006)	Increase/ (Decrease)	(Reference) At the end of the previous quarter (December 31, 2005)
	Amount	Amount	Amount	Amount
(MINORITY INTERESTS)				
Minority Interests	15,124	-	-	14,786
(SHAREHOLDERS' EQUITY)				
I Paid-in Capital	112,000	-	-	112,000
II Capital Surplus	53,500	-	-	53,500
III Retained Earnings	783,703	-	-	771,400
IV Unrealized Gains on Available-for-Sale Securities	25,420	-	-	22,989
V Treasury Stock	(954)	-	-	(954)
TOTAL SHAREHOLDERS' EQUITY	973,669	-	-	958,935
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	5,309,848	-	-	5,373,040
(NET ASSETS)				
I Shareholders' Equity				
1. Paid-in Capital	-	112,000	-	-
2. Capital Surplus	-	53,500	-	-
3. Retained Earnings	-	891,444	-	-
4. Treasury Stock	-	(309,971)	-	-
Total Shareholders' Equity	-	746,973	-	-
II Valuation and Translation Adjustments				
1. Unrealized Gains on Available-for-Sale Securities	-	25,282	-	-
Total Valuation and Translation Adjustments	-	25,282	-	-
III Minority Interests	-	14,914	-	-
TOTAL NET ASSETS	-	787,170	-	-
TOTAL LIABILITIES AND NET ASSETS	-	5,230,699	-	-

(Note) Amounts less than one million yen is disregarded.

II Summary of Quarterly Consolidated Statements of Income

(Millions of yen)

Classifications	Third quarter of the previous consolidated fiscal year (from April 1, 2005 to December 31, 2005)	Third quarter of the current consolidated fiscal year (from April 1, 2006 to December 31, 2006)	Increase/ (Decrease)	(Reference) Previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)
	Amount	Amount	Amount	Amount
I Operating Revenues	1,111,516	1,118,423	6,906	1,467,650
II Operating Costs and Expenses	769,558	775,103	5,544	1,063,895
1. Transportation, other services and cost of sales	644,749	648,728	3,979	904,713
2. Selling, general and administrative expenses	124,809	126,374	1,565	159,181
Operating income	341,958	343,319	1,361	403,754
III Non-operating Income	3,162	3,562	400	6,745
1. Interest income and dividend income	530	767	237	558
2. Other non-operating income	2,631	2,794	162	6,186
IV Non-operating Expenses	157,117	138,423	(18,693)	197,037
1. Interest expense	19,443	21,441	1,998	25,937
2. Interest expense for long-term payables for purchase of railway facilities	102,467	92,041	(10,426)	135,154
3. Other non-operating expenses	35,206	24,940	(10,265)	35,945
Ordinary Income	188,003	208,458	20,455	213,462
V Extraordinary Income	1,114	2,677	1,563	4,158
1. Contributions for the construction of railway facilities received	396	741	344	3,140
2. Other extraordinary income	717	1,936	1,219	1,018
VI Extraordinary Loss	3,332	4,446	1,114	11,059
1. Loss on reduction of property and equipment	381	973	591	3,007
2. Other extraordinary loss	2,950	3,473	523	8,052
Income before income taxes and minority interests (of the quarter)	185,785	206,689	20,904	206,561
Income taxes, current	78,326	76,869	(1,457)	97,809
Income taxes, deferred	(3,966)	6,076	10,043	(15,312)
Minority interests	1,290	931	(359)	1,627
Net income (of the quarter)	110,134	122,811	12,677	122,437

(Note) Amounts less than one million yen is disregarded.

III Summary of Quarterly Consolidated Statements of Cash Flows

(Millions of yen)

Classifications	Third quarter of the previous consolidated fiscal year (from April 1, 2005 to December 31, 2005)	Third quarter of the current consolidated fiscal year (from April 1, 2006 to December 31, 2006)	Increase/ (Decrease)	(Reference) Previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)
	Amount	Amount	Amount	
I Operating Activities				
1. Income before income taxes and minority interests (of the quarter)	185,785	206,689	20,904	206,561
2. Depreciation and amortization	173,128	160,244	(12,884)	234,854
3. Interest and dividend income	(530)	(767)	(237)	(558)
4. Interest expense	121,911	113,483	(8,428)	161,091
5. Increase in trade payables	(12,532)	(18,522)	(5,989)	(2,758)
6. Increase (decrease) in purchased liabilities	(8,362)	(11,196)	(2,833)	5,708
7. Increase (decrease) in account payable	(5,063)	(12,490)	(7,426)	12,153
8. Other	78,455	70,768	(7,686)	100,653
Sub-total	532,791	508,208	(24,582)	717,705
9. Interest and dividend received	556	793	237	584
10. Interest paid	(87,259)	(79,842)	7,417	(163,200)
11. Income taxes paid	(77,191)	(110,823)	(33,632)	(77,186)
Net cash provided by operating activities	368,896	318,336	(50,559)	477,901
II Investing Activities				
1. Purchase of property and equipment and intangible fixed assets	(83,907)	(123,136)	(39,228)	(128,096)
2. Proceeds from sales of marketable and investment securities	101	11	(89)	111
3. Other, net	2,724	(9,639)	(12,363)	8,344
Net cash used in investing activities	(81,081)	(132,763)	(51,682)	(119,641)
III Financing Activities				
1. Proceeds from bonds issuance and long-term debt	85,500	282,063	196,563	170,000
2. Repayment of long-term liabilities	(174,523)	(148,097)	26,425	(388,023)
3. Payment for acquisition of treasury stock	-	(308,988)	(308,988)	-
4. Other, net	(49,467)	(36,764)	12,702	(46,000)
Net cash used in financing activities	(138,491)	(211,788)	(73,297)	(264,023)
IV Net Increase (decrease) in Cash and Cash Equivalents	149,323	(26,215)	(175,538)	94,236
V Cash and Cash Equivalents, Beginning of Year	78,486	172,723	94,236	78,486
VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries	-	824	824	-
VII Cash and Cash Equivalents, End of Year (of the Quarter)	227,810	147,332	(80,478)	172,723

(Note) Amounts less than one million yen is disregarded.

Segment Information

Translation omitted.

Reference Material

[EXHIBIT 1]

Summary of the Results of Operations for the Period from April 1 to December 31, 2006
(Consolidated)

January 30, 2007
Central Japan Railway Company

1. Summary of Operating Results

- Although revenue and net income decreased in the semi-annual results due to factors such as the after effects following the end of "Aichi World Expo", revenue and net income for the period from April 1 to December 31, 2006 increased due to a decrease of non-operating expenses, as well as an increase of revenue due to higher passenger number of the Tokaido Shinkansen for the period from October 1 to December 31, 2006.

(1) Operating revenues (1,118.4 billion yen; a 6.9 billion yen or 0.6% increase year-over-year)

- Although the non-consolidated transportation revenue of the Company decreased 6.7 billion yen year-over-year in the semi-annual results, it increased 9.0 billion yen for the period from October 1 to December 31, 2006, and increased 2.3 billion yen (0.3%) for the period from April 1 to December 31, 2006, amounting to 869.9 billion yen.
- As for the Tokaido Shinkansen, the timetable revision in March 2006 focused on enhancing the convenience of "*Nozomi*" services with the connecting services to the Sanyo Shinkansen, and trains were flexibly operated mainly in peak season and peak hours. In addition, the Company made efforts to further increase the passenger number of Shinkansen by such method as expanding the available area for the "Express Reservation" system to all lines of the Tokaido and Sanyo Shinkansens in July 2006. As a result, passenger volume (passenger-kilometers) increased 4.0% year-over-year for the period from October 1 to December 31, 2006 and increased 1.0% for the period from April 1 to December 31, 2006. Transportation revenue for the period from April 1 to December 31, 2006 increased 4.6 billion yen (0.6%), amounting to 791.1 billion yen.
- As for the conventional lines, the Company steadily made progress with the introduction of the new vehicle "Series 313," as well as the timetable revision in October 2006 and the introduction of "TOICA" IC card railway tickets in November 2006 in the Nagoya area. As a result, passenger volume (passenger-kilometers) increased 1.5% year-over-year for the period from October 1 to December 31, 2006, but decreased 1.6% for the period from April 1 to December 31, 2006. Transportation revenue for the period from April 1 to December 31, 2006 decreased 2.2 billion yen (2.8%), amounting to 78.7 billion yen.
- In regards to businesses other than the railway business, the refurbished) JR-Nagoya Takashimaya department store and the shops in the platforms and concourse area of the major stations of Shinkansen had strong sales.

(2) Operating expenses (775.1 billion yen; a 5.5 billion yen or 0.7% increase year-over-year)

- Operating expenses increased year-over-year, due mainly to an increase in

purchase and costs of subsidiaries.

(3) Operating income (343.3 billion yen; a 1.3 billion yen or 0.4% increase year-over-year)

(4) Non-operating loss (134.8 billion yen; 19.0 billion yen improvement year-over-year)

- Non-operating income (loss) improved 19.0 billion yen year-over-year, due to a reduction of expenses as a result of the early repayment of the debt for Shinkansen implemented in October 2006.

(5) Ordinary income (208.4 billion yen; a 20.4 billion yen or 10.9% increase year-over-year)

(6) Special income (loss) (1.7 billion yen decrease; a 0.4 billion yen increase year-over-year)

(7) Net income of the quarter (122.8 billion yen; a 12.6 billion yen or 11.5% increase year-over-year)

2. Forecasts of Results of Operations for the Fiscal Year Ending March 31, 2007

- With a 9.0 billion yen increase in the transportation revenue for the period from October 1 to December 31, 2006 added to the figures announced at the semi-annual profit announcement, the forecasts of results of operations for the full fiscal year shall be revised upwards to operating revenue of 1,473.0 billion yen (0.4% increase year-over-year), ordinary income of 213.0 billion yen (0.2% decrease year-over-year) and net income for the period of 124.0 billion yen (1.3% increase year-over-year).

Summary of Quarterly Balance Sheet (Non-consolidated) (Unit: Millions of yen)

Classifications	Previous Fiscal Year (March 31, 2006)	At the End of This Quarter (December 31, 2006)	Increase / (Decrease)	(Reference) At the End of the Same Quarter of the Previous Fiscal Year (December 31, 2005)
(ASSETS)				
Current Assets	243,109	235,131	(7,977)	307,266
Fixed Assets	4,912,953	4,835,664	(77,288)	4,912,336
Total Assets	5,156,062	5,070,796	(85,266)	5,219,603
(LIABILITIES)				
Current Liabilities	671,666	635,642	(36,024)	621,572
Fixed Liabilities	3,531,139	3,689,413	158,274	3,658,859
Total Liabilities	4,202,805	4,325,055	122,249	4,280,431
(SHAREHOLDERS' EQUITY)				
Paid-in Capital	112,000	-	-	112,000
Capital Surplus	53,500	-	-	53,500
Retained Earnings	762,641	-	-	750,906
Unrealized Gains on Available-for-Sale Securities	25,115	-	-	22,764
Total Shareholders' Equity	953,256	-	-	939,171
Total Liabilities and Shareholders' Equity	5,156,062	-	-	5,219,603
(NET ASSETS)				
Paid-in Capital	-	112,000	-	-
Capital Surplus	-	53,500	-	-
Retained Earnings	-	864,212	-	-
Treasury Stock	-	(308,988)	-	-
Total Shareholders' Equity	-	720,724	-	-
Unrealized Gains on Available-for-Sale Securities	-	25,016	-	-
Total Valuation and Translation Adjustments	-	25,016	-	-
Total Net Assets	-	745,740	-	-
Total Liabilities and Net Assets	-	5,070,796	-	-

Summary of Quarterly Statement of Income and Retained Earnings (Non-consolidated) (Unit: Millions of yen)

Classifications	The Same Quarter of the Previous Fiscal Year (from April 1, 2005 to December 31, 2005)	This Quarter (from April 1, 2006 to December 31, 2006)	Increase / (Decrease)	(Reference) Previous Fiscal Year (from April 1, 2005 to March 31, 2006)
Operating Revenues	914,271	917,676	3,405	1,199,616
Operating Costs and Expenses	588,198	589,233	1,034	815,862
Operating Income	326,073	328,443	2,370	383,753
Non-operating Revenues	2,747	2,822	75	6,155
Non-operating Expenses	155,195	136,633	(18,561)	194,525
Ordinary Income	173,625	194,632	21,007	195,383
Extraordinary Income	970	1,920	949	3,961
Extraordinary Loss	932	1,546	613	7,088
Income before Income Taxes (of the Quarter)	173,662	195,006	21,343	192,256
Income Taxes, Current	73,878	72,932	(945)	91,888
Income Taxes, Deferred	(4,560)	5,431	9,992	(15,712)
Net Income (of the Quarter)	104,345	116,641	12,296	116,080

Forecasted Results of Operations (Non-Consolidated) for Fiscal Year Ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Operating Revenue	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Annual	1,204,000	198,000	119,000

(Reference) The forecasted net income per share (annual): 60,365.83 yen

(Note) The actual results of operations may differ from the estimated results of operations depending on future economic conditions and certain other factors. The above forecasts for the non-consolidated fiscal year ending March 31, 2007 were obtained after reflecting, into the figures announced at the semi-annual profit announcement, the results of transportation revenue of the Company for three months following the said announcement.

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				Accumulated from April 1, 2005 to December 31, 2005	Accumulated from April 1, 2006 to December 31, 2006		(Reference) Results for Three Months from October 1, 2006 to December 31, 2006	
						Year-Over-Year (%)		Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	910	950	104.4	311	104.3
			Others	32,516	32,819	100.9	11,265	104.0
			Subtotal	33,426	33,769	101.0	11,576	104.0
	Conventional Lines		Commuter	4,024	4,069	101.1	1,331	101.5
			Others	2,995	2,837	94.7	950	101.4
			Subtotal	7,019	6,907	98.4	2,281	101.5
	Subtotal		Commuter	4,934	5,019	101.7	1,642	102.0
			Others	35,511	35,656	100.4	12,215	103.8
			Subtotal	40,445	40,675	100.6	13,857	103.6
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	10.9	11.4	104.2	3.8	104.5
			Others	775.5	779.7	100.5	268.4	103.4
			Subtotal	786.5	791.1	100.6	272.2	103.4
		Conventional Lines	Commuter	25.0	25.2	101.1	8.4	101.6
			Others	55.9	53.4	95.5	17.8	100.5
			Subtotal	80.9	78.7	97.2	26.3	100.8
		Subtotal	Commuter	35.9	36.6	102.1	12.2	102.5
			Others	831.5	833.1	100.2	286.3	103.2
			Subtotal	867.4	869.8	100.3	298.5	103.1
	Parcel Fare			1.0	0.0	55.6	0.0	51.1
	Total			867.6	869.9	100.3	298.5	103.1

(Notes)
1. Passenger-kilometers and transportation revenues of the Company are shown on non-consolidated basis.
2. Amounts, less than one unit, in passenger-kilometers, is rounded to the nearest unit.
3. Amounts, less than one unit, in transportation revenues, is disregarded.

[TRANSLATION]

January 12, 2007
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1.	Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Twenty-Eight Series (Ranking *pari passu* among the Bonds)
2.	Aggregate Principal Amount	JPY20,000,000,000
3.	Sales Price	JPY99.94 per each Bond of JPY100
4.	Interest Rate	1.88%
5.	Subscription Yield	1.887% (non-compound interest)
6.	Redemption Date (Maturity)	December 20, 2016
7.	Issue Date	January 23, 2007
8.	Lead Managers	Mitsubishi UFJ Securities Co., Ltd. Daiwa Securities SMBC Co., Ltd.
9.	Rating	Aa2 (Moody's), AA (R&I)

End of Document

END